

Mail Stop 3561

March 22, 2018

Martyn Wade
Chief Executive Officer
Grindrod Shipping Holdings Ltd.
#03-01 Southpoint
200 Cantonment Road
Singapore 089763

     Re: Grindrod Shipping Holdings Ltd.
               Amendment No. 1 to
               Draft Registration Statement on Form 20-F
               Submitted March 8, 2018
               CIK No. 0001725293

Dear Mr. Wade:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 6, 2018 letter.

Information on the Company, page 44

Business Overview, page 44

Employment of Our Fleet, page 50

Commercial Pools, page 50

1. We note your response to our prior comment 14 and that your registration statement includes disclosure regarding how pools generally operate. Please revise to describe how

each of the pools your ships operate in determine pool points and distribute net earnings and generally how your ships compare to the other vessels in each pool with respect to the variables upon which net earnings are distributed.

Liquidity and Capital Resources, page 80

2. We note your response to our prior comment 12 and reissue in part. Please revise to disclose the fixed option prices of the five vessels.

Directors, Senior Management and Employees, page 87

Directors, page 87

3. We note your response to our prior comment 19 that "Mr. Quah has represented to [you] that he will make appropriate declarations of any conflict of interest that may arise and abstain accordingly from any deliberations or voting with respect to any related matters." Please revise to disclose Mr. Quah's representation regarding the handling of potential conflicts of interest.

Compensation of Directors and Senior Management, page 89

4. We note your response to our prior comment 20 and reissue in part. Please disclose the executive compensation paid to your senior management in the most recently completed fiscal year pursuant to Item 6.B of Form 20-F. In this regard, we note that Mr. Wade, your chief executive officer, serves as the chief executive officer of Parent's shipping business, which is the business that is being spun off, and that Mr. Griffiths, your chief financial officer, serves as chief financial officer of Parent's shipping business. Therefore, it appears that the executive officers of the shipping business are the same before and after the spin-off, that they provided the same types of services to Parent as they will provide to you, and that they appear to provide no additional services as executive officers to Parent.

Related Party Transactions, page 93

5. We note your response to our prior comment 21 and reissue in part. Please identify which of your loan agreements are with related parties.

Notes to Financial Statements, page F-10

3 Critical Accounting Judgments and Key Sources of Estimation Uncertainty, page F-29

(ii) Key sources of estimation uncertainty, page F-30

Ship life, residual value and impairment, page F-31

6. We note from your revised disclosure to prior comment 24 that you have included growth rates of drybulk carriers from 8-35% in upcoming years and rates of 6-9% for the tanker business. Please tell us the basis for your growth assumptions in light of your discussion of the industry's outlook in your risk factor section.

7. We note that you have provided a sensitivity analysis for possible changes to estimated charter rates and discount rates used in management's assessments. Please tell us the quantified impact of these changes to your analysis.

36 Contingent Liabilities, page F-67

8. We note multiple guarantee contracts. Please tell us where these guarantees are reflected in your financial statements. To the extent you have not recorded amounts, please tell us your accounting under IAS 37 for such contracts.

You may contact Heather Clark at (202) 551-3624 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Joshua Wechsler
        Fried, Frank, Harris, Shriver & Jacobson LLP